Key metrics
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Credit Suisse (CHF million)
Net revenues	3,645	4,412	5,103	(17)	(29)	8,057	12,677	(36)
Provision for credit losses	64	(110)	(25)	–	–	(46)	4,369	–
Total operating expenses	4,754	4,950	4,315	(4)	10	9,704	8,252	18
Income/(loss) before taxes	(1,173)	(428)	813	174	–	(1,601)	56	–
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	484	–	(1,866)	1	–
Cost/income ratio (%)	130.4	112.2	84.6	–	–	120.4	65.1	–
Effective tax rate (%)	(35.7)	35.3	69.6	–	–	(16.7)	71.4	–
Basic earnings/(loss) per share (CHF)	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Diluted earnings/(loss) per share (CHF)	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Return on equity (%)	(13.9)	(2.4)	2.3	–	–	(8.2)	0.0	–
Return on tangible equity (%)	(15.0)	(2.6)	2.6	–	–	(8.9)	0.0	–
Assets under management and net new assets (CHF billion)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)	1,453.9	1,632.0	(10.9)
Net new assets	(7.7)	7.9	(4.7)	–	63.8	0.2	23.7	(99.2)
Balance sheet statistics (CHF million)
Total assets	727,365	739,554	810,952	(2)	(10)	727,365	810,952	(10)
Net loans	285,573	287,682	299,844	(1)	(5)	285,573	299,844	(5)
Total shareholders' equity	45,842	44,442	43,580	3	5	45,842	43,580	5
Tangible shareholders' equity	42,528	41,204	38,747	3	10	42,528	38,747	10
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.5	13.8	13.7	–	–	13.5	13.7	–
CET1 leverage ratio	4.3	4.3	4.2	–	–	4.3	4.2	–
Tier 1 leverage ratio	6.1	6.1	5.9	–	–	6.1	5.9	–
Share information
Shares outstanding (million)	2,610.8	2,556.1	2,411.3	2	8	2,610.8	2,411.3	8
of which common shares issued	2,650.7	2,650.7	2,650.7	0	0	2,650.7	2,650.7	0
of which treasury shares	(39.9)	(94.6)	(239.4)	(58)	(83)	(39.9)	(239.4)	(83)
Book value per share (CHF)	17.56	17.39	18.07	1	(3)	17.56	18.07	(3)
Tangible book value per share (CHF)	16.29	16.12	16.07	1	1	16.29	16.07	1
Market capitalization (CHF million)	14,231	19,272	25,448	(26)	(44)	14,231	25,448	(44)
Number of employees (full-time equivalents)
Number of employees	51,410	51,030	49,530	1	4	51,410	49,530	4
See relevant tables and related narratives for additional information on these metrics.

Credit Suisse
In 2Q22, we recorded a net loss attributable to shareholders of CHF 1,593 million. Return on equity and return on tangible equity were (13.9)% and (15.0)%, respectively. As of the end of 2Q22, our CET1 ratio was 13.5%.
Results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net interest income	1,195	1,459	1,416	(18)	(16)	2,654	3,070	(14)
Commissions and fees	2,230	2,601	3,158	(14)	(29)	4,831	6,895	(30)
Trading revenues [1]	41	(36)	153	–	(73)	5	1,964	(100)
Other revenues	179	388	376	(54)	(52)	567	748	(24)
Net revenues	3,645	4,412	5,103	(17)	(29)	8,057	12,677	(36)
Provision for credit losses	64	(110)	(25)	–	–	(46)	4,369	–
Compensation and benefits	2,392	2,458	2,356	(3)	2	4,850	4,563	6
General and administrative expenses	2,005	2,148	1,589	(7)	26	4,153	2,965	40
Commission expenses	254	298	325	(15)	(22)	552	654	(16)
Goodwill impairment	23	0	0	–	–	23	0	–
Restructuring expenses	80	46	45	74	78	126	70	80
Total other operating expenses	2,362	2,492	1,959	(5)	21	4,854	3,689	32
Total operating expenses	4,754	4,950	4,315	(4)	10	9,704	8,252	18
Income/(loss) before taxes	(1,173)	(428)	813	174	–	(1,601)	56	–
Income tax expense/(benefit)	419	(151)	566	–	(26)	268	40	–
Net income/(loss)	(1,592)	(277)	247	475	–	(1,869)	16	–
Net income/(loss) attributable to noncontrolling interests	1	(4)	(6)	–	–	(3)	15	–
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	484	–	(1,866)	1	–
Economic profit (CHF million)	(1,907)	(1,326)	(328)	44	481	(3,233)	(1,851)	75
Statement of operations metrics
Cost/income ratio (%)	130.4	112.2	84.6	–	–	120.4	65.1	–
Effective tax rate (%)	(35.7)	35.3	69.6	–	–	(16.7)	71.4	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Diluted earnings/(loss) per share	(0.60)	(0.10)	0.10	500	–	(0.71)	0.00	–
Return on equity (%, annualized)
Return on equity	(13.9)	(2.4)	2.3	–	–	(8.2)	0.0	–
Return on tangible equity	(15.0)	(2.6)	2.6	–	–	(8.9)	0.0	–
Book value per share (CHF)
Book value per share	17.56	17.39	18.07	1	(3)	17.56	18.07	(3)
Tangible book value per share	16.29	16.12	16.07	1	1	16.29	16.07	1
Balance sheet statistics (CHF million)
Total assets	727,365	739,554	810,952	(2)	(10)	727,365	810,952	(10)
Risk-weighted assets	274,442	273,043	283,611	1	(3)	274,442	283,611	(3)
Leverage exposure	862,737	878,023	931,041	(2)	(7)	862,737	931,041	(7)
Number of employees (full-time equivalents)
Number of employees	51,410	51,030	49,530	1	4	51,410	49,530	4
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Results summary
2Q22 results
In 2Q22, Credit Suisse reported a net loss attributable to shareholders of CHF 1,593 million compared to net income attributable to shareholders of CHF 253 million in 2Q21 and a net loss attributable to shareholders of CHF 273 million in 1Q22. In 2Q22, Credit Suisse reported a loss before taxes of CHF 1,173 million, compared to income before taxes of CHF 813 million in 2Q21 and a loss before taxes of CHF 428 million in 1Q22. Adjusted loss before taxes in 2Q22 was CHF 442 million compared to adjusted income before taxes of CHF 1,313 million in 2Q21 and CHF 300 million in 1Q22.
Results details
Net revenues
In 2Q22, we reported net revenues of CHF 3,645 million, which decreased 29% compared to 2Q21, primarily reflecting lower net revenues in the Investment Bank, Wealth Management and Asset Management. The decrease in the Investment Bank was driven by significantly reduced capital markets revenues, including mark-to-market losses in leveraged finance, and lower fixed income sales and trading revenues, partially offset by increased equity sales and trading revenues as 2Q21 included a loss of CHF 493 million related to Archegos Capital Management (Archegos) in prime services. The decrease in Wealth Management reflected lower other revenues, including a loss on the equity investment in Allfunds Group of CHF 168 million, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by higher net interest income. The decrease in Asset Management reflected lower performance, transaction and placement revenues and reduced management fees.
Compared to 1Q22, net revenues decreased 17%, primarily reflecting lower net revenues in the Investment Bank, mainly driven by reduced capital markets and sales and trading revenues due to challenging operating conditions, including high levels of volatility and a seasonal decrease in client activity.
Provision for credit losses
In 2Q22, provision for credit losses of CHF 64 million were mainly related to CHF 55 million in the Investment Bank and CHF 18 million in the Swiss Bank.
Total operating expenses
Compared to 2Q21, total operating expenses of CHF 4,754 million increased 10%, primarily reflecting a 26% increase in general and administrative expenses, mainly reflecting higher litigation provisions. The Group recorded net litigation provisions of CHF 497 million in 2Q22, primarily relating to developments in a number of previously disclosed legal matters, mainly in the Corporate Center and the Investment Bank. Compensation and benefits increased 2%, mainly due to higher salaries, partially offset by lower discretionary compensation expenses and lower deferred compensation awards. 2Q22 included restructuring expenses of CHF 80 million and a goodwill impairment of CHF 23 million. Adjusted total operating expenses in 2Q22 were CHF 4,198 million, an increase of 5% compared to CHF 4,008 million in 2Q21.
Compared to 1Q22, total operating expenses decreased 4%, mainly reflecting a 7% decrease in general and administrative expenses, primarily reflecting lower litigation provisions. Compensation and benefits decreased 3%, mainly driven by lower discretionary compensation expenses, partially offset by higher salaries. Adjusted total operating expenses were stable compared to 1Q22.
Income tax
We previously calculated the provision for income tax expense or benefit during interim reporting periods by applying the estimated annual effective tax rate to the income/loss of the year to date reporting period. However, the historical method could sometimes create distortions in the effective tax rate for the period. Since small changes in the estimated income or loss for 2022 would result in significant changes in the estimated annual effective tax rate, we concluded the actual year to date effective tax rate to be the best estimate of the annual effective tax rate. We have therefore used a year to date effective tax rate (discrete method) to calculate income taxes for the period ended June 30, 2022.

In 2Q22, the income tax expense of CHF 419 million resulted in an effective tax rate of (35.7)% for the quarter. The main drivers of the effective tax rate were the impact of the change in estimate of the annual effective tax rate, valuation allowances relating to current period earnings, non-deductible litigation provisions, the non-deductible funding costs and shortfall tax charges on share-based compensation delivered in this period. This is partially offset by the impact of geographical mix of results. Overall, net deferred tax assets decreased CHF 435 million to CHF 2,824 million during 2Q22, primarily driven by the change in accounting estimate.
Regulatory capital
As of the end of 2Q22, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 13.5% and our risk-weighted assets (RWA) were CHF 274.4 billion.
Other information
Investor Deep Dive
In June 2022, Credit Suisse held an Investor Deep Dive to inform investors about its key priorities and achievements across the Risk, Compliance and Technology & Operations functions as well as in the Wealth Management business.
Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine, many countries across the world imposed severe sanctions against Russia’s financial system and on Russian government officials and business leaders, and these sanctions have been expanded several times. The Group continues to assess the impact of the sanctions already imposed, and potential future escalations, on its exposures and client relationships. As of June 30, 2022, the Group had a net credit exposure to Russia, after specific allowances and provisions for credit losses and valuation adjustments, of CHF 244 million, primarily related to corporates, individuals and the sovereign. In addition, Russian subsidiaries had a net asset value of approximately CHF 0.3 billion as of June 30, 2022. In 2Q22, CHF 7.2 billion of assets under management were reclassified due to the imposed sanctions, and less than 3% of assets under management in our wealth management-related businesses are linked to Russian clients. The Group has further reduced Russia related exposures in 2Q22 as the market and counterparty situation evolved, and remaining exposures continue to be subject to ongoing monitoring and management. The Group notes that these developments may continue to affect its financial performance, including credit loss estimates and potential asset impairments. The Executive Board is notified of any material developments and escalations, in relation to the Russia crisis response.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Group subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.
In June 2022, CSAM reached an agreement with Bluestone Resources (Bluestone) and its shareholders for the payment of cash to noteholders, including the SCFF. This agreement includes, among other things: a two-year standstill period, during which no party may take, commence or initiate any action to exercise or enforce any claim in this context against any other party; recurring payments from Bluestone as well as recurring payments from its owners, Bluestone CEO James C. Justice III’s family, of up to USD 320 million to all noteholders; and the sharing by noteholders and the Justice family in the proceeds from any sale of the Bluestone entities, in which noteholders would receive the remaining portion of the USD 320 million not yet paid, plus 50% of the sale proceeds, up to a certain amount.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 26 million in 2Q22 relating to this fee waiver program, primarily in Wealth Management.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as a slowdown in net new asset generation in Asset Management and other divisions, attributable, at least in part, to these matters, and this harm and these reductions can continue to affect our business overall, including our ability to attract and retain customers, clients, investors and employees and to conduct business transactions with our counterparties. Furthermore, steps we have taken beginning in 2021, or plan to take, with respect to risk-reducing measures and capital surcharges, including in response to the Archegos and SCFF matters, have had and can also be expected to continue to have an adverse effect on our results of operations in certain areas of our business.
> Refer to “Risk factors” in I – Information on the company and “Note 40 - Litigation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and Note 33 – Litigation in III – Condensed consolidated financial statements - unaudited for further information on risks that may arise in relation to these matters and for a description of the regulatory and legal developments relating to these matters.

Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. In addition, Credit Suisse also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology. Adjusted return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
The Group’s economic profit is a non-GAAP financial measure, calculated using income/(loss) before tax applying a 25% tax rate less a capital charge. The capital charge is calculated based on the sum of (i) a cost of capital applied to the average regulatory capital of each of the four divisions; and (ii) a 10% cost of capital applied to the residual of the Group’s average tangible equity less the sum of the regulatory capital of the four divisions. The applied cost of capital for the divisions is 8% for Wealth Management, the Swiss Bank and Asset Management and 12% for the Investment Bank. Adjusted economic profit excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results overview
in / end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Provision for credit losses	(11)	55	18	2	0	64
Compensation and benefits	774	1,090	365	158	5	2,392
Total other operating expenses	599	1,080	265	121	297	2,362
of which general and administrative expenses	505	878	229	96	297	2,005
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	15	60	3	1	1	80
Total operating expenses	1,373	2,170	630	279	302	4,754
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Economic profit (CHF million)	(254)	(1,220)	101	9	–	(1,907)
Cost/income ratio (%)	108.5	195.7	60.0	89.7	–	130.4
Total assets	205,387	254,561	219,151	3,785	44,481	727,365
Goodwill	1,330	0	496	1,148	0	2,974
Risk-weighted assets	62,158	81,722	71,584	8,580	50,398	274,442
Leverage exposure	234,524	333,473	243,556	2,886	48,298	862,737
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Provision for credit losses	24	(156)	23	0	(1)	(110)
Compensation and benefits	749	1,098	391	165	55	2,458
Total other operating expenses	761	872	224	143	492	2,492
of which general and administrative expenses	662	693	193	114	486	2,148
of which restructuring expenses	10	36	1	0	(1)	46
Total operating expenses	1,510	1,970	615	308	547	4,950
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Economic profit (CHF million)	(448)	(297)	154	28	–	(1,326)
Cost/income ratio (%)	128.3	101.7	55.5	85.3	–	112.2
Total assets	204,256	253,958	222,152	3,659	55,529	739,554
Goodwill	1,328	0	489	1,114	0	2,931
Risk-weighted assets	60,226	85,464	70,466	8,107	48,780	273,043
Leverage exposure	233,460	335,763	247,624	2,792	58,384	878,023
2Q21 (CHF million)
Net revenues	1,913	1,844	1,023	417	(94)	5,103
Provision for credit losses	(24)	19	(21)	1	0	(25)
Compensation and benefits	707	992	368	167	122	2,356
Total other operating expenses	460	849	231	129	290	1,959
of which general and administrative expenses	353	672	195	100	269	1,589
of which restructuring expenses	9	29	3	2	2	45
Total operating expenses	1,167	1,841	599	296	412	4,315
Income/(loss) before taxes	770	(16)	445	120	(506)	813
Economic profit (CHF million)	383	(467)	129	74	–	(328)
Cost/income ratio (%)	61.0	99.8	58.6	71.0	–	84.6
Total assets	212,257	316,139	226,268	3,806	52,482	810,952
Goodwill	1,337	1,638	491	1,122	0	4,588
Risk-weighted assets	66,071	88,709	71,133	10,172	47,526	283,611
Leverage exposure	241,135	378,173	251,605	2,969	57,159	931,041

Results overview (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
6M22 (CHF million)
Net revenues	2,443	3,047	2,159	672	(264)	8,057
Provision for credit losses	13	(101)	41	2	(1)	(46)
Compensation and benefits	1,523	2,188	756	323	60	4,850
Total other operating expenses	1,360	1,952	489	264	789	4,854
of which general and administrative expenses	1,167	1,571	422	210	783	4,153
of which goodwill impairment	0	23	0	0	0	23
of which restructuring expenses	25	96	4	1	0	126
Total operating expenses	2,883	4,140	1,245	587	849	9,704
Income/(loss) before taxes	(453)	(992)	873	83	(1,112)	(1,601)
Economic profit (CHF million)	(702)	(1,517)	255	37	–	(3,233)
Cost/income ratio (%)	118.0	135.9	57.7	87.4	–	120.4
6M21 (CHF million)
Net revenues	3,998	5,728	2,054	817	80	12,677
Provision for credit losses	(11)	4,384	5	1	(10)	4,369
Compensation and benefits	1,371	1,967	746	322	157	4,563
Total other operating expenses	890	1,703	446	243	407	3,689
of which general and administrative expenses	688	1,345	375	186	371	2,965
of which restructuring expenses	12	46	10	3	(1)	70
Total operating expenses	2,261	3,670	1,192	565	564	8,252
Income/(loss) before taxes	1,748	(2,326)	857	251	(474)	56
Economic profit (CHF million)	927	(2,661)	234	158	–	(1,851)
Cost/income ratio (%)	56.6	64.1	58.0	69.2	–	65.1

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Following the reorganization implemented at the beginning of 2022, we have amended the presentation of our adjusted results. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q22 (CHF million)
Net revenues	1,266	1,109	1,050	311	(91)	3,645
Real estate (gains)/losses	0	0	(13)	0	0	(13)
(Gains)/losses on business sales	1	0	0	0	0	1
(Gain)/loss on equity investment in Allfunds Group	168	0	0	0	0	168
(Gain)/loss on equity investment in SIX Group AG	9	0	10	0	0	19
Adjusted net revenues	1,444	1,109	1,047	311	(91)	3,820
Provision for credit losses	(11)	55	18	2	0	64
Total operating expenses	1,373	2,170	630	279	302	4,754
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(15)	(60)	(3)	(1)	(1)	(80)
Major litigation provisions	(16)	(191)	0	0	(227)	(434)
Expenses related to real estate disposals	(1)	(5)	0	0	0	(6)
Archegos	0	(13)	0	0	0	(13)
Adjusted total operating expenses	1,341	1,878	627	278	74	4,198
Income/(loss) before taxes	(96)	(1,116)	402	30	(393)	(1,173)
Adjusted income/(loss) before taxes	114	(824)	402	31	(165)	(442)
Adjusted economic profit	(97)	(1,001)	101	10	–	(1,383)
Adjusted return on tangible equity (%)	–	–	–	–	–	(8.1)
1Q22 (CHF million)
Net revenues	1,177	1,938	1,109	361	(173)	4,412
Real estate (gains)/losses	(25)	(53)	(84)	(2)	0	(164)
(Gains)/losses on business sales	3	0	0	0	0	3
(Gain)/loss on equity investment in Allfunds Group	353	0	0	0	0	353
(Gain)/loss on equity investment in SIX Group AG	(2)	0	(3)	0	0	(5)
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	1,506	1,868	1,022	359	(173)	4,582
Provision for credit losses	24	(156)	23	0	(1)	(110)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	24	(1)	23	0	(1)	45
Total operating expenses	1,510	1,970	615	308	547	4,950
Restructuring expenses	(10)	(36)	(1)	0	1	(46)
Major litigation provisions	(230)	0	0	0	(423)	(653)
Expenses related to real estate disposals	0	(3)	0	0	0	(3)
Archegos	0	(11)	0	0	0	(11)
Adjusted total operating expenses	1,270	1,920	614	308	125	4,237
Income/(loss) before taxes	(357)	124	471	53	(719)	(428)
Adjusted income/(loss) before taxes	212	(51)	385	51	(297)	300
Adjusted economic profit	(21)	(428)	90	27	–	(786)
Adjusted return on tangible equity (%)	–	–	–	–	–	4.3

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
2Q21 (CHF million)
Net revenues	1,913	1,844	1,023	417	(94)	5,103
Real estate (gains)/losses	0	0	(4)	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	(49)
(Gain)/loss on equity investment in Allfunds Group	(317)	0	0	0	0	(317)
Archegos	0	493	0	0	0	493
Adjusted net revenues	1,547	2,337	1,019	417	(94)	5,226
Provision for credit losses	(24)	19	(21)	1	0	(25)
Archegos	0	(70)	0	0	0	(70)
Adjusted provision for credit losses	(24)	(51)	(21)	1	0	(95)
Total operating expenses	1,167	1,841	599	296	412	4,315
Restructuring expenses	(9)	(29)	(3)	(2)	(2)	(45)
Major litigation provisions	0	0	0	0	(208)	(208)
Expenses related to real estate disposals	0	0	(4)	0	0	(4)
Expenses related to equity investment in Allfunds Group	(19)	0	0	0	0	(19)
Archegos	0	(31)	0	0	0	(31)
Adjusted total operating expenses	1,139	1,781	592	294	202	4,008
Income/(loss) before taxes	770	(16)	445	120	(506)	813
Adjusted income/(loss) before taxes	432	607	448	122	(296)	1,313
Adjusted economic profit	130	1	130	76	–	(52)
Adjusted return on tangible equity (%)	–	–	–	–	–	6.6
6M22 (CHF million)
Net revenues	2,443	3,047	2,159	672	(264)	8,057
Real estate (gains)/losses	(25)	(53)	(97)	(2)	0	(177)
(Gains)/losses on business sales	4	0	0	0	0	4
(Gain)/loss on equity investment in Allfunds Group	521	0	0	0	0	521
(Gain)/loss on equity investment in SIX Group AG	7	0	7	0	0	14
Archegos	0	(17)	0	0	0	(17)
Adjusted net revenues	2,950	2,977	2,069	670	(264)	8,402
Provision for credit losses	13	(101)	41	2	(1)	(46)
Archegos	0	155	0	0	0	155
Adjusted provision for credit losses	13	54	41	2	(1)	109
Total operating expenses	2,883	4,140	1,245	587	849	9,704
Goodwill impairment	0	(23)	0	0	0	(23)
Restructuring expenses	(25)	(96)	(4)	(1)	–	(126)
Major litigation provisions	(246)	(191)	0	0	(650)	(1,087)
Expenses related to real estate disposals	(1)	(8)	0	0	0	(9)
Archegos	0	(24)	0	0	0	(24)
Adjusted total operating expenses	2,611	3,798	1,241	586	199	8,435
Income/(loss) before taxes	(453)	(992)	873	83	(1,112)	(1,601)
Adjusted income/(loss) before taxes	326	(875)	787	82	(462)	(142)
Adjusted economic profit	(118)	(1,429)	191	37	–	(2,169)
Adjusted return on tangible equity (%)	–	–	–	–	–	(2.0)

Reconciliation of adjustment items (continued)
in	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Credit Suisse
6M21 (CHF million)
Net revenues	3,998	5,728	2,054	817	80	12,677
Real estate (gains)/losses	0	0	(4)	0	0	(4)
Major litigation recovery	(49)	0	0	0	0	(49)
(Gain)/loss on equity investment in Allfunds Group	(461)	0	0	0	0	(461)
Archegos	0	493	0	0	0	493
Adjusted net revenues	3,488	6,221	2,050	817	80	12,656
Provision for credit losses	(11)	4,384	5	1	(10)	4,369
Archegos	0	(4,500)	0	0	0	(4,500)
Adjusted provision for credit losses	(11)	(116)	5	1	(10)	(131)
Total operating expenses	2,261	3,670	1,192	565	564	8,252
Restructuring expenses	(12)	(46)	(10)	(3)	1	(70)
Major litigation provisions	11	0	0	0	(223)	(212)
Expenses related to real estate disposals	(4)	(33)	(4)	(1)	0	(42)
Expenses related to equity investment in Allfunds Group	(19)	0	0	0	0	(19)
Archegos	0	(31)	0	0	0	(31)
Adjusted total operating expenses	2,237	3,560	1,178	561	342	7,878
Income/(loss) before taxes	1,748	(2,326)	857	251	(474)	56
Adjusted income/(loss) before taxes	1,262	2,777	867	255	(252)	4,909
Adjusted economic profit	563	1,166	241	162	–	1,674
Adjusted return on tangible equity (%)	–	–	–	–	–	20.0
Results by region
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship manager organization. For the Investment Bank, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.
For Swiss Bank, results are all generated within Switzerland. For Asset Management, results are allocated based on where the product or fund is primarily managed. Operating expenses for the Investment Bank and Asset Management follow the above assumptions, while direct non-compensation and corporate function expenses are allocated to the regions applying relative base salaries as a proxy. Regional results reflect the same adjustments as shown in our divisional results, some of which may be too small to be reflected in the “Results by region” table, which is presented in CHF billions.

Results by region
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Switzerland region (CHF billion)
Net revenues	1.4	1.6	1.6	(13)	(13)	3.1	3.2	(3)
Adjustments	0.0	(0.1)	(0.1)	100	100	(0.1)	(0.1)	0
Adjusted net revenues	1.4	1.5	1.5	(7)	(7)	3.0	3.1	(3)
Total operating expenses	0.9	1.0	0.9	(10)	0	1.9	1.8	6
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted total operating expenses	0.9	1.0	0.9	(10)	0	1.9	1.8	6
Income/(loss) before taxes	0.5	0.6	0.6	(17)	(17)	1.1	1.2	(8)
Adjustments [1]	0.0	(0.1)	0.0	100	–	0.0	0.0	–
Adjusted income/(loss) before taxes	0.5	0.5	0.6	0	(17)	1.1	1.2	(8)
EMEA (CHF billion)
Net revenues	0.6	0.6	1.5	0	(60)	1.2	3.0	(60)
Adjustments	0.2	0.4	(0.4)	(50)	–	0.6	(0.6)	–
Adjusted net revenues	0.8	1.0	1.1	(20)	(27)	1.8	2.4	(25)
Total operating expenses	1.1	1.4	1.1	(21)	0	2.5	2.1	19
Adjustments	0.0	(0.3)	(0.1)	100	100	(0.3)	(0.2)	50
Adjusted total operating expenses	1.1	1.1	1.0	0	10	2.2	1.9	16
Income/(loss) before taxes	(0.5)	(0.7)	0.4	(29)	–	(1.3)	0.9	–
Adjustments [2]	0.2	0.6	(0.2)	(67)	–	0.8	(0.3)	–
Adjusted income/(loss) before taxes	(0.3)	(0.1)	0.2	200	–	(0.5)	0.6	–
Asia Pacific (CHF billion)
Net revenues	0.7	0.7	0.9	0	(22)	1.5	2.3	(35)
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted net revenues	0.7	0.7	0.9	0	(22)	1.5	2.3	(35)
Provision for credit losses	0.0	0.0	0.1	–	(100)	0.0	0.1	(100)
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted provision for credit losses	0.0	0.0	0.1	–	(100)	0.0	0.1	(100)
Total operating expenses	0.8	0.8	0.7	0	14	1.6	1.4	14
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted total operating expenses	0.8	0.8	0.7	0	14	1.6	1.4	14
Income/(loss) before taxes	(0.1)	(0.1)	0.1	0	–	(0.1)	0.8	–
Adjustments	0.0	0.0	0.0	–	–	0.0	0.0	–
Adjusted income/(loss) before taxes	(0.1)	(0.1)	0.1	0	–	(0.1)	0.8	–
Americas (CHF billion)
Net revenues	1.0	1.6	1.3	(38)	(23)	2.5	4.2	(40)
Adjustments	0.0	(0.1)	0.5	100	(100)	(0.1)	0.5	–
Adjusted net revenues	1.0	1.5	1.8	(33)	(44)	2.4	4.7	(49)
Provision for credit losses	0.1	(0.2)	0.0	–	–	(0.1)	4.3	–
Adjustments	0.0	0.2	(0.1)	(100)	100	0.2	(4.5)	–
Adjusted provision for credit losses	0.1	0.0	(0.1)	–	–	0.1	(0.2)	–
Total operating expenses	1.6	1.2	1.2	33	33	2.8	2.4	17
Adjustments	(0.3)	0.0	0.0	–	–	(0.2)	0.0	–
Adjusted total operating expenses	1.3	1.2	1.2	8	8	2.6	2.4	8
Income/(loss) before taxes	(0.7)	0.5	0.1	–	–	(0.2)	(2.5)	(92)
Adjustments [1]	0.3	(0.2)	0.6	–	(50)	0.0	5.0	(100)
Adjusted income/(loss) before taxes	(0.4)	0.3	0.7	–	–	(0.2)	2.5	–
Rounding differences may occur. Does not include the results of the Corporate Center.
1 Includes real estate gains of CHF 0.1 billion in 1Q22.
2
Includes a loss on the equity investment in Allfunds Group of CHF 0.2 billion in 2Q22, a loss on the equity investment in Allfunds Group of CHF 0.4 billion and major litigation provisions of CHF 0.2 billion in 1Q22, a gain on the equity investment in Allfunds Group of CHF 0.3 billion in 2Q21, a loss on the equity investment in Allfunds Group of CHF 0.5 billion and major litigation provisions of CHF 0.2 billion in 6M22 and a gain on the equity investment in Allfunds Group of CHF 0.4 billion in 6M21.

3
Includes major litigation provisions of CHF 0.2 billion in 2Q22, a release of a provision of credit losses of CHF 0.2 billion related to Archegos in 1Q22, CHF 0.6 billion related to Archegos in 2Q21 and CHF 5.0 billion related to Archegos in 6M21.

Wealth Management
In 2Q22, we reported a loss before taxes of CHF 96 million compared to income before taxes of CHF 770 million in 2Q21. Net revenues of CHF 1,266 million decreased 34% compared to 2Q21, primarily reflecting the impact from our equity investment in Allfunds Group.
Results summary
2Q22 results
In 2Q22, we reported a loss before taxes of CHF 96 million, a decrease of CHF 866 million compared to 2Q21. Net revenues of CHF 1,266 million decreased 34%, mainly reflecting lower other revenues, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by higher net interest income. Other revenues in 2Q22 included a loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 9 million. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 317 million and an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter. Year-to-date losses through the end of 2Q22 on the equity investment in Allfunds Group totalled CHF 521 million compared to gains of CHF 461 million in the same period last year. We recorded a release of provision for credit losses of CHF 11 million compared to a release of provision for credit losses of CHF 24 million in 2Q21. Total operating expenses of CHF 1,373 million increased 18%, mainly driven by higher general and administrative expenses and higher compensation and benefits.
Compared to 1Q22, income before taxes increased CHF 261 million. Net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 2Q22 included the loss on the equity investment in Allfunds Group and the loss on the equity investment in SIX. Other revenues in 1Q22 included a loss on the equity investment in Allfunds Group of CHF 353 million. We recorded a release of provision for credit losses of CHF 11 million compared to a provision for credit losses of CHF 24 million in 1Q22. Total operating expenses decreased 9%, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 62.2 billion, an increase of CHF 1.9 billion compared to the end of 1Q22, mainly due to the foreign exchange impact and movements in risk levels, primarily in credit risk. The increase in movements in risk levels reflected a change in allocations as a result of a transfer of certain businesses between Wealth Management and the Investment Bank, which more than offset a decrease in lending and equity exposures in Wealth Management. Leverage exposure of CHF 234.5 billion was CHF 1.1 billion higher compared to the end of 2Q21, reflecting the foreign exchange impact and higher business usage, largely offset by a decrease in high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	1,266	1,177	1,913	8	(34)	2,443	3,998	(39)
Provision for credit losses	(11)	24	(24)	–	(54)	13	(11)	–
Compensation and benefits	774	749	707	3	9	1,523	1,371	11
General and administrative expenses	505	662	353	(24)	43	1,167	688	70
Commission expenses	79	89	98	(11)	(19)	168	190	(12)
Restructuring expenses	15	10	9	–	–	25	12	108
Total other operating expenses	599	761	460	(21)	30	1,360	890	53
Total operating expenses	1,373	1,510	1,167	(9)	18	2,883	2,261	28
Income/(loss) before taxes	(96)	(357)	770	(73)	–	(453)	1,748	–
Economic profit (CHF million)	(254)	(448)	383	(43)	–	(702)	927	–
Statement of operations metrics
Return on regulatory capital (%)	(3.2)	(11.9)	23.8	–	–	(7.5)	27.6	–
Cost/income ratio (%)	108.5	128.3	61.0	–	–	118.0	56.6	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Net interest income	558	514	536	9	4	1,072	1,097	(2)
Recurring commissions and fees	408	420	473	(3)	(14)	828	917	(10)
Transaction- and performance-based revenues	478	578	537	(17)	(11)	1,056	1,475	(28)
Other revenues	(178)	(335)	367	(47)	–	(513)	509	–
Net revenues	1,266	1,177	1,913	8	(34)	2,443	3,998	(39)
Balance sheet statistics (CHF million)
Total assets	205,387	204,256	212,257	1	(3)	205,387	212,257	(3)
Net loans	93,460	97,080	110,020	(4)	(15)	93,460	110,020	(15)
Risk-weighted assets	62,158	60,226	66,071	3	(6)	62,158	66,071	(6)
Leverage exposure	234,524	233,460	241,135	0	(3)	234,524	241,135	(3)
Client business volume (CHF billion)
Client assets [1]	880.4	942.7	1,048.4	(7)	(16)	880.4	1,048.4	(16)
Net loans	93.5	97.1	110.0	(4)	(15)	93.5	110.0	(15)
Client business volume	973.9	1,039.8	1,158.4	(6)	(16)	973.9	1,158.4	(16)
Margins on assets under management (annualized) (bp)
Gross margin [2]	73	65	101	–	–	69	108	–
Net margin [3]	(6)	(20)	41	–	–	(13)	47	–
Number of relationship managers
Number of relationship managers	1,940	1,940	1,920	0	1	1,940	1,920	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Wealth Management
in	2Q22	1Q22		2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,266	1,177		1,913	2,443	3,998
Real estate (gains)/losses	0	(25)	[1]	0	(25)	0
(Gains)/losses on business sales	1	3		0	4	0
Major litigation recovery	0	0		(49)	0	(49)
(Gain)/loss on equity investment in Allfunds Group	168	353		(317)	521	(461)
(Gain)/loss on equity investment in SIX Group AG	9	(2)		0	7	0
Adjusted net revenues	1,444	1,506		1,547	2,950	3,488
Provision for credit losses	(11)	24		(24)	13	(11)
Total operating expenses	1,373	1,510		1,167	2,883	2,261
Restructuring expenses	(15)	(10)		(9)	(25)	(12)
Major litigation provisions	(16)	(230)		0	(246)	11
Expenses related to real estate disposals	(1)	0		0	(1)	(4)
Expenses related to equity investment in Allfunds Group	0	0		(19)	0	(19)
Adjusted total operating expenses	1,341	1,270		1,139	2,611	2,237
Income/(loss) before taxes	(96)	(357)		770	(453)	1,748
Adjusted income before taxes	114	212		432	326	1,262
Adjusted economic profit	(97)	(21)		130	(118)	563
Adjusted return on regulatory capital (%)	3.8	7.1		13.4	5.4	19.9
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Of which CHF 20 million is reflected in other revenues and CHF 5 million is reflected in transaction- and performance-based revenues.

Results details
Net revenues
Compared to 2Q21, net revenues of CHF 1,266 million decreased 34%, reflecting lower other revenues, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by higher net interest income. Other revenues in 2Q22 included a loss on the equity investment in Allfunds Group of CHF 168 million and a loss on the equity investment in SIX of CHF 9 million. Other revenues in 2Q21 included a gain on the equity investment in Allfunds Group of CHF 317 million and an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter. Recurring commissions and fees of CHF 408 million decreased 14%, reflecting lower revenues across all categories, including lower investment product fees, the negative impact from the SCFF fee waiver program and lower security account and custody services fees. Transaction- and performance-based revenues of CHF 478 million decreased 11%, mainly driven by lower brokerage and product issuing fees and lower corporate advisory fees from integrated solutions, partially offset by higher revenues from Global Trading Solutions (GTS). These revenues included mark-to-market losses on our fair valued portfolio in 2Q22 related to our APAC Financing Group. Net interest income of CHF 558 million increased 4%, mainly reflecting higher deposit margins, due to higher interest rates, on higher average deposit volumes, partially offset by higher loan margins on lower average loan volumes.
Compared to 1Q22, net revenues increased 8%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Other revenues in 2Q22 included the loss on the equity investment in Allfunds Group and the loss on the equity investment in SIX. Other revenues in 1Q22 included the loss on the equity investment in Allfunds Group of CHF 353 million, partially offset by the gains on the sale of real estate of CHF 20 million. Net interest income increased 9%, mainly reflecting higher deposit margins on stable average deposit volumes, partially offset by higher loan margins on lower average loan volumes. Transaction- and performance-based revenues decreased 17%, mainly reflecting lower client activity, lower revenues from GTS and lower corporate advisory fees from integrated solutions. Recurring commissions and fees decreased 3%, mainly reflecting lower discretionary mandate management fees, lower investment product fees and lower security account and custody services fees.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured corporate lending.
In 2Q22, we recorded a release of provision for credit losses of CHF 11 million, compared to a release of provision for credit losses of CHF 24 million in 2Q21 and a provision for credit losses of CHF 24 million in 1Q22. 2Q22 included a release of non-specific provision overlays for expected credit losses of CHF 20 million relating to Russia’s invasion of Ukraine.
Total operating expenses
Compared to 2Q21, total operating expenses of CHF 1,373 million increased 18%, mainly driven by higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 505 million increased 43%, mainly driven by higher allocated Group-wide technology, risk and compliance costs, a write-off of certain IT-related assets and higher litigation provisions, partially offset by lower professional services fees. Compensation and benefits of CHF 774 million increased 9%, mainly driven by higher allocated corporate function costs and higher salary expenses, primarily due to headcount-related growth investments.
Compared to 1Q22, total operating expenses decreased 9%, mainly reflecting lower general and administrative expenses, partially offset by higher compensation and benefits. General and administrative expenses decreased 24%, mainly reflecting lower litigation provisions, partially offset by the write-off of certain IT-related assets. Compensation and benefits increased 3%, primarily reflecting higher allocated corporate function costs and higher salary expenses, partially offset by lower discretionary compensation expenses.
Margins
Our gross margin was 73 basis points in 2Q22, a decrease of 28 basis points compared to 2Q21, driven by lower other revenues, lower recurring commissions and fees and lower transaction- and performance-based revenues, partially offset by an 8% decrease in average assets under management and higher net interest income. Compared to 1Q22, our gross margin was eight basis points higher, reflecting higher other revenues, higher net interest income and a 4% decrease in average assets under management, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees.
> Refer to “Assets under management” for further information.
Our net margin was negative six basis points in 2Q22, a decrease of 46 basis points compared to 2Q21, mainly reflecting lower net revenues, primarily from the impact from our equity investment in Allfunds Group, and higher total operating expenses, partially offset by the 8% decrease in average assets under management. Compared to 1Q22, our net margin was 14 basis points higher, reflecting lower total operating expenses and higher net revenues, mainly from the impact from our equity investment in Allfunds Group, and lower provisions for credit losses.

Assets under management
As of the end of 2Q22, assets under management of CHF 661.5 billion were CHF 45.5 billion lower compared to the end of 1Q22, driven by unfavorable market movements, structural effects, including de-risking measures related to the sanctions imposed in connection with the Russian invasion of Ukraine, and net asset outflows of CHF 1.4 billion, partially offset by favorable foreign exchange-related movements. Net asset outflows of CHF 1.4 billion reflected outflows mainly from the Middle East and European businesses, including client deleveraging, partially offset by inflows from the Asia Pacific and Latin American businesses.
Assets under management
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Assets under management (CHF billion)
Assets under management	661.5	707.0	769.4	(6.4)	(14.0)	661.5	769.4	(14.0)
Average assets under management	693.6	724.4	754.4	(4.3)	(8.1)	709.0	741.6	(4.4)
Assets under management by currency (CHF billion)
USD	323.2	344.0	369.8	(6.0)	(12.6)	323.2	369.8	(12.6)
EUR	120.8	133.4	155.8	(9.4)	(22.5)	120.8	155.8	(22.5)
CHF	69.3	75.8	75.7	(8.6)	(8.5)	69.3	75.7	(8.5)
Other	148.2	153.8	168.1	(3.6)	(11.8)	148.2	168.1	(11.8)
Assets under management	661.5	707.0	769.4	(6.4)	(14.0)	661.5	769.4	(14.0)
Growth in assets under management (CHF billion)
Net new assets	(1.4)	4.8	(6.5)	–	–	3.4	8.0	–
Other effects	(44.1)	(40.4)	18.9	–	–	(84.5)	54.5	–
of which market movements	(41.7)	(31.6)	27.5	–	–	(73.3)	34.4	–
of which foreign exchange	6.0	6.5	(6.3)	–	–	12.5	26.7	–
of which other	(8.4)	(15.3)	(2.3)	–	–	(23.7)	(6.6)	–
Growth/(decrease) in assets under management	(45.5)	(35.6)	12.4	–	–	(81.1)	62.5	–
Growth in assets under management (annualized) (%)
Net new assets	(0.8)	2.6	(3.4)	–	–	0.9	2.3	–
Other effects	(24.9)	(21.8)	10.0	–	–	(22.7)	15.4	–
Growth/(decrease) in assets under management (annualized)	(25.7)	(19.2)	6.6	–	–	(21.8)	17.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.8	0.1	2.9	–	–	–	–	–
Other effects	(14.8)	(6.7)	11.2	–	–	–	–	–
Growth/(decrease) in assets under management (rolling four-quarter average)	(14.0)	(6.6)	14.1	–	–	–	–	–

Investment Bank
In 2Q22, we reported a loss before taxes of CHF 1,116 million compared to CHF 16 million in 2Q21. Net revenues of CHF 1,109 million decreased 40% compared to 2Q21, reflecting significantly reduced capital markets revenues due to volatile market conditions, the impact of de-risking and reduced capital usage.
Results summary
2Q22 results
In 2Q22, we reported a loss before taxes of CHF 1,116 million compared to CHF 16 million in 2Q21. Net revenues of CHF 1,109 million decreased 40% compared to 2Q21, driven by significantly reduced capital markets revenues, including mark-to-market losses of CHF 235 million in leveraged finance, and lower fixed income sales and trading revenues, partially offset by increased equity sales and trading revenues, as 2Q21 included a loss of CHF 493 million related to Archegos in prime services. Total operating expenses of CHF 2,170 million increased 18% compared to 2Q21, mainly reflecting higher general and administrative expenses, primarily relating to higher litigation provisions, as well as higher compensation and benefits. Adjusted operating expenses increased 5% compared to 2Q21.
Compared to 1Q22, income before taxes decreased CHF 1,240 million. Net revenues decreased 43%, reflecting reduced capital markets and sales and trading revenues due to challenging operating conditions, including high levels of volatility and a decrease in client activity. We recorded provision for credit losses of CHF 55 million compared to a release of provision for credit losses of CHF 156 million in 1Q22, which included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos. Total operating expenses increased 10%, mainly reflecting higher general and administrative expenses, primarily relating to higher litigation provisions. Adjusted operating expenses decreased 2% compared to 1Q22.
Capital and leverage metrics
As of the end of 2Q22, RWA of USD 85.5 billion decreased USD 7.1 billion compared to the end of 1Q22, driven by business reductions, including the impact of resizing our prime services franchise and the benefit from hedges. The decrease also reflected a change in credit risk allocations as a result of a transfer of certain businesses between Wealth Management and the Investment Bank. Internal model and parameter updates in market risk decreased primarily driven by time series updates as COVID-19 volatility rolled out of the two-year VaR window. Leverage exposure of USD 349.0 billion decreased USD 15.0 billion compared to the end of 1Q22, primarily due to business reductions, particularly in prime services.
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	1,109	1,938	1,844	(43)	(40)	3,047	5,728	(47)
Provision for credit losses	55	(156)	19	–	189	(101)	4,384	–
Compensation and benefits	1,090	1,098	992	(1)	10	2,188	1,967	11
General and administrative expenses	878	693	672	27	31	1,571	1,345	17
Commission expenses	119	143	148	(17)	(20)	262	312	(16)
Goodwill impairment	23	0	0	–	–	23	0	–
Restructuring expenses	60	36	29	67	107	96	46	109
Total other operating expenses	1,080	872	849	24	27	1,952	1,703	15
Total operating expenses	2,170	1,970	1,841	10	18	4,140	3,670	13
Income/(loss) before taxes	(1,116)	124	(16)	–	–	(992)	(2,326)	(57)
Economic profit	(1,220)	(297)	(467)	311	161	(1,517)	(2,661)	(43)
Statement of operations metrics
Return on regulatory capital (%)	(25.7)	2.8	(0.4)	–	–	(11.2)	(22.2)	–
Cost/income ratio (%)	195.7	101.7	99.8	–	–	135.9	64.1	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	600	741	837	(19)	(28)	1,341	2,306	(42)
Equity sales and trading	330	504	(29)	(35)	–	834	908	(8)
Capital markets	38	430	913	(91)	(96)	468	2,157	(78)
Advisory and other fees	183	204	127	(10)	44	387	362	7
Other revenues [1]	(42)	59	(4)	–	–	17	(5)	–
Net revenues	1,109	1,938	1,844	(43)	(40)	3,047	5,728	(47)
Balance sheet statistics (CHF million)
Total assets	254,561	253,958	316,139	0	(19)	254,561	316,139	(19)
Net loans	29,253	26,725	23,358	9	25	29,253	23,358	25
Risk-weighted assets	81,722	85,464	88,709	(4)	(8)	81,722	88,709	(8)
Risk-weighted assets (USD)	85,517	92,632	95,834	(8)	(11)	85,517	95,834	(11)
Leverage exposure	333,473	335,763	378,173	(1)	(12)	333,473	378,173	(12)
Leverage exposure (USD)	348,958	363,921	408,549	(4)	(15)	348,958	408,549	(15)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjustment items
	Investment Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,109	1,938	1,844	3,047	5,728
Real estate (gains)/losses	0	(53)	0	(53)	0
Archegos	0	(17)	493	(17)	493
Adjusted net revenues	1,109	1,868	2,337	2,977	6,221
Provision for credit losses	55	(156)	19	(101)	4,384
Archegos	0	155	(70)	155	(4,500)
Adjusted provision for credit losses	55	(1)	(51)	54	(116)
Total operating expenses	2,170	1,970	1,841	4,140	3,670
Goodwill impairment	(23)	0	0	(23)	0
Restructuring expenses	(60)	(36)	(29)	(96)	(46)
Major litigation provisions	(191)	0	0	(191)	0
Expenses related to real estate disposals	(5)	(3)	0	(8)	(33)
Archegos	(13)	(11)	(31)	(24)	(31)
Adjusted total operating expenses	1,878	1,920	1,781	3,798	3,560
Income/(loss) before taxes	(1,116)	124	(16)	(992)	(2,326)
Adjusted income/(loss) before taxes	(824)	(51)	607	(875)	2,777
Adjusted economic profit	(1,001)	(428)	1	(1,429)	1,166
Adjusted return on regulatory capital (%)	(19.0)	(1.2)	12.3	(9.9)	27.9
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results details
Fixed income sales and trading
In 2Q22, fixed income revenues of CHF 600 million decreased 28% compared to 2Q21, reflecting lower revenues across emerging markets, securitized products and global credit products, partially offset by increased macro revenues. Market conditions were characterized by continued geopolitical and macroeconomic uncertainties resulting in higher levels of volatility for equity and interest rates, widened credit spreads, high levels of inflation and increased energy prices. Emerging markets revenues decreased significantly, driven by lower trading and financing activity. Securitized products revenues decreased compared to a strong prior year, driven by reduced non-agency trading activity and lower asset finance revenues, partially offset by higher agency trading activity. In addition, global credit products revenues decreased, reflecting lower leveraged finance and investment grade trading revenues as lower primary issuance led to reduced trading volumes. These declines were partially offset by higher macro products revenues, driven by increased revenues in our foreign exchange and rates businesses due to increased client activity and high levels of volatility.

Compared to 1Q22, fixed income revenues decreased 19%, reflecting lower revenues across securitized products, global credit products and emerging markets and driven by a decrease in client activity. Securitized products revenues decreased, driven by reduced non-agency and agency trading activity. Global credit products revenues decreased, primarily due to lower leveraged finance trading activity driven by increased volatility. Emerging markets revenues decreased, driven by reduced financing activity across Latin America and Europe, Middle East and Africa (EMEA), partially offset by increased trading activity in EMEA. In addition, macro revenues decreased slightly as higher revenues in our foreign exchange business due to increased volatility were more than offset by reduced rates revenues in Asia.
Equity sales and trading
In 2Q22, equity sales and trading revenues of CHF 330 million increased significantly compared to negative revenues in 2Q21 which included a loss of CHF 493 million related to Archegos in prime services. Excluding this loss, equity sales and trading revenues declined 29% compared to 2Q21, reflecting lower prime services and cash equities results, partially offset by higher equity derivatives revenues. Excluding the Archegos loss in 2Q21, prime services revenues decreased, consistent with a decline in client balances, in light of our strategy to resize our franchise. In addition, cash equities revenues decreased due to lower secondary trading revenues, particularly in Europe. These declines were partially offset by higher equity derivatives revenues, reflecting increased flow and structured equity derivatives trading activity due to high levels of volatility.
Compared to 1Q22, equity sales and trading revenues decreased 35%, reflecting lower revenues across equity derivatives, prime services and cash equities trading activity and driven by a decrease in client activity. Equity derivatives revenues decreased, primarily driven by lower structured equity derivatives trading revenues. Prime services revenues declined significantly, consistent with a decline in client balances in light of our strategy to resize our franchise. In addition, cash equities revenues slightly decreased, primarily driven by reduced trading activity in EMEA, partially offset by higher trading revenues in Asia Pacific and the Americas.
Capital markets
In 2Q22, capital markets revenues of CHF 38 million decreased 96% compared to 2Q21, reflecting significantly lower street fees across products and challenging market conditions, including high levels of volatility. Debt capital markets revenues significantly decreased, reflecting reduced issuance activity, particularly in leveraged finance, and mark-to-market losses of CHF 235 million in leveraged finance due to challenging market conditions. In addition, equity capital markets revenues decreased compared to a strong prior year, driven by significantly lower initial public offering (IPO) and follow-on issuance activity.
Compared to 1Q22, capital markets revenues decreased 91%, driven by significantly lower debt capital markets activity, reflecting reduced leveraged finance issuance activity and the mark-to-market losses. In addition, equity capital markets revenues decreased, driven by lower IPO issuance activity due to high levels of market volatility.
Advisory and other fees
In 2Q22, advisory revenues of CHF 183 million increased 44% compared to 2Q21, driven by higher revenues from completed mergers and acquisitions (M&A) transactions.
Compared to 1Q22, advisory revenues decreased 10%, reflecting lower revenues from completed M&A transactions.
Provision for credit losses
In 2Q22, we recorded provision for credit losses of CHF 55 million compared to CHF 19 million in 2Q21 and compared to a release of provision for credit losses of CHF 156 million in 1Q22. The provision for credit losses in 2Q22 included higher non-specific provisions for expected credit losses. The provision for credit losses in 2Q21 was driven by a charge of CHF 70 million, or USD 77 million, related to Archegos, partially offset by the release of non-specific provisions for expected credit losses. 1Q22 included a release of CHF 155 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 2Q22, total operating expenses of CHF 2,170 million increased 18% compared to 2Q21, primarily reflecting higher general and administrative expenses as well as higher compensation and benefits. General and administrative expenses of CHF 878 million increased 31%, primarily driven by higher litigation provisions, mainly in connection with a previously disclosed matter concerning compliance with records preservation requirements relating to business communications sent over unapproved electronic messaging channels. Compensation and benefits of CHF 1,090 million increased 10%, reflecting the impact of deferred fixed cash compensation granted to certain employees in the Americas and Asia Pacific, and higher allocated Group-wide technology, risk and compliance costs, partially offset by lower deferred compensation expenses from prior year awards. In 2Q22, we incurred restructuring expenses of CHF 60 million.
Compared to 1Q22, total operating expenses increased 10%, primarily reflecting higher general and administrative expenses. General and administrative expenses increased 27%, mainly due to the higher litigation provisions. Compensation and benefits were stable, as lower discretionary compensation expenses were offset by the impact of deferred fixed cash compensation granted to certain employees in the Americas and Asia Pacific.

Swiss Bank
In 2Q22, we reported income before taxes of CHF 402 million and net revenues of CHF 1,050 million. Income before taxes decreased 10% and 15% compared to 2Q21 and 1Q22, respectively.
Results summary
2Q22 results
In 2Q22, income before taxes of CHF 402 million decreased 10% compared to 2Q21. Net revenues of CHF 1,050 million increased 3%, with increases across all major revenue categories. Other revenues in 2Q22 included gains on the sale of real estate of CHF 13 million and a loss on the equity investment in SIX of CHF 10 million. Provision for credit losses was CHF 18 million compared to a release of provision for credit losses of CHF 21 million in 2Q21. Total operating expenses of CHF 630 million increased 5%, mainly reflecting higher general and administrative expenses.
Compared to 1Q22, income before taxes decreased 15%. Net revenues decreased 5%, mainly driven by lower other revenues, partially offset by higher net interest income. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Provision for credit losses was CHF 18 million compared to CHF 23 million in 1Q22. Total operating expenses increased 2%, mainly reflecting higher general and administrative expenses, partially offset by lower compensation and benefits.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 71.6 billion, CHF 1.1 billion higher compared to the end of 1Q22, mainly related to internal model and parameter updates in credit risk as well as a foreign exchange impact. Leverage exposure of CHF 243.6 billion decreased CHF 4.1 billion compared to the end of 1Q22, primarily reflecting lower business usage.
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	1,050	1,109	1,023	(5)	3	2,159	2,054	5
Provision for credit losses	18	23	(21)	(22)	–	41	5	–
Compensation and benefits	365	391	368	(7)	(1)	756	746	1
General and administrative expenses	229	193	195	19	17	422	375	13
Commission expenses	33	30	33	10	0	63	61	3
Restructuring expenses	3	1	3	200	–	4	10	(60)
Total other operating expenses	265	224	231	18	15	489	446	10
Total operating expenses	630	615	599	2	5	1,245	1,192	4
Income before taxes	402	471	445	(15)	(10)	873	857	2
Economic profit (CHF million)	101	154	129	(34)	(22)	255	234	9
Statement of operations metrics
Return on regulatory capital (%)	12.0	14.2	13.0	–	–	13.1	12.6	–
Cost/income ratio (%	60.0	55.5	58.6	–	–	57.7	58.0	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Net interest income	595	576	578	3	3	1,171	1,169	0
Recurring commissions and fees	334	336	323	(1)	3	670	637	5
Transaction-based revenues	138	136	135	1	2	274	277	(1)
Other revenues	(17)	61	(13)	–	31	44	(29)	–
Net revenues	1,050	1,109	1,023	(5)	3	2,159	2,054	5
Balance sheet statistics (CHF million)
Total assets	219,151	222,152	226,268	(1)	(3)	219,151	226,268	(3)
Net loans	161,763	162,759	165,096	(1)	(2)	161,763	165,096	(2)
Risk-weighted assets	71,584	70,466	71,133	2	1	71,584	71,133	1
Leverage exposure	243,556	247,624	251,605	(2)	(3)	243,556	251,605	(3)
Client business volume (CHF billion)
Client assets [1]	664.1	707.9	711.6	(6)	(7)	664.1	711.6	(7)
Net loans	161.8	162.8	165.1	(1)	(2)	161.8	165.1	(2)
Client business volume	825.9	870.7	876.7	(5)	(6)	825.9	876.7	(6)
Margins on assets under management (annualized) (bp)
Gross margin [2]	74	75	71	–	–	75	72	–
Net margin [3]	28	32	31	–	–	30	30	–
Number of relationship managers
Number of relationship managers	1,680	1,680	1,670	0	1	1,680	1,670	1
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

2 Net revenues divided by average assets under management.
3 Income before taxes divided by average assets under management.
Reconciliation of adjustment items
	Swiss Bank
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	1,050	1,109	1,023	2,159	2,054
Real estate (gains)/losses	(13)	(84)	(4)	(97)	(4)
(Gain)/loss on equity investment in SIX Group AG	10	(3)	0	7	0
Adjusted net revenues	1,047	1,022	1,019	2,069	2,050
Provision for credit losses	18	23	(21)	41	5
Total operating expenses	630	615	599	1,245	1,192
Restructuring expenses	(3)	(1)	(3)	(4)	(10)
Expenses related to real estate disposals	–	–	(4)	–	(4)
Adjusted total operating expenses	627	614	592	1,241	1,178
Income before taxes	402	471	445	873	857
Adjusted income before taxes	402	385	448	787	867
Adjusted economic profit	101	90	130	191	241
Adjusted return on regulatory capital (%)	12.0	11.6	13.1	11.8	12.8
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 2Q21, net revenues of CHF 1,050 million increased 3%, with increases across all major revenue categories. Net interest income of CHF 595 million increased 3%, primarily driven by higher deposit margins on stable average deposit volumes, partially offset by significantly lower treasury revenues. Recurring commissions and fees of CHF 334 million increased 3%, mainly driven by higher revenues from our investment in Swisscard and higher fees from lending activities, partially offset by lower investment product management fees. Transaction-based revenues of CHF 138 million increased 2%, mainly driven by higher fees from foreign exchange client business, partially offset by losses on equity investments. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX.
Compared to 1Q22, net revenues decreased 5%, mainly driven by lower other revenues, partially offset by higher net interest income. Other revenues in 2Q22 included the gains on the sale of real estate and the loss on the equity investment in SIX. Other revenues in 1Q22 included gains on the sale of real estate of CHF 84 million. Net interest income increased 3%, mainly reflecting higher deposit margins on slightly lower average deposit volumes, partially offset by lower treasury revenues. Recurring commissions and fees were stable, with lower banking services fees, lower investment advisory fees and lower discretionary mandate management fees, offset by higher revenues from our investment in Swisscard. Transaction-based revenues were stable, with higher equity participations income, offset by losses on equity investments.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.
In 2Q22, we recorded provision for credit losses of CHF 18 million compared to a release of provision for credit losses of CHF 21 million in 2Q21 and provision for credit losses of CHF 23 million in 1Q22. The provisions in 2Q22 included CHF 13 million related to the sanctions imposed in connection with the Russian invasion of Ukraine as well as provisions related to our consumer finance business.
Total operating expenses
Compared to 2Q21, total operating expenses of CHF 630 million increased 5%, mainly reflecting higher general and administrative expenses. General and administrative expenses of CHF 229 million increased 17%, mainly driven by higher allocated Group-wide technology, risk and compliance costs as well as higher advertising and marketing expenses. Compensation and benefits of CHF 365 million were stable, with lower allocated corporate function costs, lower discretionary compensation expenses and lower social security expenses, offset by higher deferred compensation expenses from prior-year awards.
Compared to 1Q22, total operating expenses increased 2%, mainly reflecting higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 19%, mainly driven by higher allocated corporate function costs as well as higher advertising and marketing expenses. Compensation and benefits decreased 7%, primarily reflecting lower allocated corporate function costs.
Margins
Our gross margin was 74 basis points in 2Q22, an increase of three basis points compared to 2Q21, primarily reflecting higher net interest income, a 1.6% decrease in average assets under management and higher recurring commissions and fees. Compared to 1Q22, our gross margin was one basis point lower, mainly driven by lower other revenues, partially offset by a 3.2% decrease in average assets under management and higher net interest income.
> Refer to “Assets under management” for further information.
Our net margin was 28 basis points in 2Q22, a decrease of three basis points compared to 2Q21, driven by higher provision for credit losses and higher total operating expenses, partially offset by higher net revenues. Compared to 1Q22, our net margin was four basis points lower, mainly driven by lower net revenues.
Assets under management
As of the end of 2Q22, assets under management of CHF 544.5 billion were CHF 38.0 billion lower compared to the end of 1Q22, driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 1.6 billion were mainly driven by outflows in our institutional clients business.

Assets under management
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Assets under management (CHF billion)
Assets under management	544.5	582.5	588.2	(6.5)	(7.4)	544.5	588.2	(7.4)
Average assets under management	569.4	588.1	578.6	(3.2)	(1.6)	578.8	569.1	1.7
Assets under management by currency (CHF billion)
USD	56.8	61.1	67.6	(7.0)	(16.0)	56.8	67.6	(16.0)
EUR	22.3	25.4	25.0	(12.2)	(10.8)	22.3	25.0	(10.8)
CHF	457.7	487.6	484.3	(6.1)	(5.5)	457.7	484.3	(5.5)
Other	7.7	8.4	11.3	(8.3)	(31.9)	7.7	11.3	(31.9)
Assets under management	544.5	582.5	588.2	(6.5)	(7.4)	544.5	588.2	(7.4)
Growth in assets under management (CHF billion)
Net new assets	(1.6)	6.0	0.7	–	–	4.4	4.5	–
Other effects	(36.4)	(21.4)	16.3	–	–	(57.8)	32.7	–
of which market movements	(37.8)	(22.9)	16.6	–	–	(60.7)	28.3	–
of which foreign exchange	1.4	0.1	(1.2)	–	–	1.5	3.8	–
of which other	0.0	1.4	0.9	–	–	1.4	0.6	–
Growth/(decrease) in assets under management	(38.0)	(15.4)	17.0	–	–	(53.4)	37.2	–
Growth in assets under management (annualized) (%)
Net new assets	(1.1)	4.0	0.5	–	–	1.5	1.6	–
Other effects	(25.0)	(14.3)	11.4	–	–	(19.4)	11.9	–
Growth/(decrease) in assets under management (annualized)	(26.1)	(10.3)	11.9	–	–	(17.9)	13.5	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.0	1.4	2.4	–	–	–	–	–
Other effects	(8.4)	0.6	11.8	–	–	–	–	–
Growth/(decrease) in assets under management (rolling four-quarter average)	(7.4)	2.0	14.2	–	–	–	–	–

Asset Management
In 2Q22, we reported income before taxes of CHF 30 million and net revenues of CHF 311 million. Income before taxes decreased 75% and 43% compared to 2Q21 and 1Q22, respectively.
Results summary
2Q22 results
In 2Q22, we reported income before taxes of CHF 30 million, which decreased 75% compared to 2Q21, driven by reduced net revenues, partially offset by lower total operating expenses. Net revenues of CHF 311 million decreased 25% compared to 2Q21, driven in particular by lower performance, transaction and placement revenues and reduced management fees. Total operating expenses of CHF 279 million decreased 6% compared to 2Q21, reflecting reduced compensation and benefits, general and administrative expenses and commission expenses.
Compared to 1Q22, income before taxes decreased 43%, reflecting lower net revenues, partially offset by lower total operating expenses. Net revenues decreased 14%, driven primarily by lower performance, transaction and placement revenues and reduced management fees. Total operating expenses decreased 9%, reflecting reduced general and administrative expenses, compensation and benefits and commission expenses.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 8.6 billion, an increase of CHF 0.5 billion compared to the end of 1Q22. Leverage exposure of CHF 2.9 billion increased CHF 0.1 billion compared to the end of 1Q22.
Divisional results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Net revenues	311	361	417	(14)	(25)	672	817	(18)
Provision for credit losses	2	0	1	–	100	2	1	100
Compensation and benefits	158	165	167	(4)	(5)	323	322	0
General and administrative expenses	96	114	100	(16)	(4)	210	186	13
Commission expenses	24	29	27	(17)	(11)	53	54	(2)
Restructuring expenses	1	0	2	–	(50)	1	3	(67)
Total other operating expenses	121	143	129	(15)	(6)	264	243	9
Total operating expenses	279	308	296	(9)	(6)	587	565	4
Income before taxes	30	53	120	(43)	(75)	83	251	(67)
Economic profit (CHF million)	9	28	74	(68)	(88)	37	158	(77)
Statement of operations metrics
Return on regulatory capital (%)	14.1	25.9	48.1	–	–	19.8	51.2	–
Cost/income ratio (%)	89.7	85.3	71.0	–	–	87.4	69.2	–

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Net revenue detail (CHF million)
Management fees	258	272	285	(5)	(9)	530	564	(6)
Performance, transaction and placement revenues	5	46	79	(89)	(94)	51	171	(70)
Investment and partnership income	48	43	53	12	(9)	91	82	11
Net revenues	311	361	417	(14)	(25)	672	817	(18)
of which recurring commissions and fees	259	272	285	(5)	(9)	531	565	(6)
of which transaction- and performance-based revenues	73	79	128	(8)	(43)	152	225	(32)
of which other revenues	(21)	10	4	–	–	(11)	27	–
Balance sheet statistics (CHF million)
Total assets	3,785	3,659	3,806	3	(1)	3,785	3,806	(1)
Risk-weighted assets	8,580	8,107	10,172	6	(16)	8,580	10,172	(16)
Leverage exposure	2,886	2,792	2,969	3	(3)	2,886	2,969	(3)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	311	361	417	672	817
Real estate (gains)/losses	0	(2)	0	(2)	0
Adjusted net revenues	311	359	417	670	817
Provision for credit losses	2	0	1	2	1
Total operating expenses	279	308	296	587	565
Restructuring expenses	(1)	0	(2)	(1)	(3)
Expenses related to real estate disposals	0	0	0	0	(1)
Adjusted total operating expenses	278	308	294	586	561
Income before taxes	30	53	120	83	251
Adjusted income before taxes	31	51	122	82	255
Adjusted economic profit	10	27	76	37	162
Adjusted return on regulatory capital (%)	14.6	25.3	49.1	19.8	52.1
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 2Q21, net revenues of CHF 311 million decreased 25%, reflecting lower performance, transaction and placement revenues, management fees and investment and partnership income. Performance, transaction and placement revenues of CHF 5 million decreased 94%, mainly reflecting investment-related losses in 2Q22, and lower performance fees and placement fees. Performance fees in 2Q21 benefitted in particular from the sale of a private equity investment in a fund. Management fees of CHF 258 million decreased 9%, reflecting a combination of lower average assets under management and increased investor bias towards passive products. Investment and partnership income of CHF 48 million decreased 9%, mainly due to lower equity participation income, partially offset by increased investment related gains related to a single investment.
Compared to 1Q22, net revenues decreased 14% driven by lower performance, transaction and placement revenues and lower management fees, partially offset by increased investment and partnership income. Performance, transaction and placement revenues decreased 89%, primarily driven by higher investment-related losses and lower performance fees. Management fees decreased 5%, mainly reflecting lower average assets under management. Investment and partnership income increased 12%, mainly due to higher investment-related gains and equity participation income, partially offset by reduced performance fees.

Total operating expenses
Compared to 2Q21, total operating expenses of CHF 279 million decreased 6%, driven by lower compensation and benefits, general and administrative expenses and commission expenses. Compensation and benefits of CHF 158 million decreased 5%, reflecting higher salary expenses in 2Q21, primarily due to the departure of an alternative investment fund team and the sale of a private equity investment in a fund, partially offset by higher deferred compensation expenses from prior-year awards in 2Q22. General and administrative expenses of CHF 96 million decreased 4%, mainly driven by lower professional services fees, reflecting the release of certain expense provisions relating to the wind down and administration of the SCFF, partially offset by higher allocated Group-wide technology, risk and compliance costs.
Compared to 1Q22, total operating expenses decreased 9%, driven by reduced general and administrative expenses, compensation and benefits and commission expenses. General and administrative expenses decreased 16%, mainly driven by lower professional services fees, reflecting the release of certain expense provisions relating to the wind down and administration of the SCFF. Compensation and benefits decreased 4%, primarily driven by reduced discretionary compensation expenses, partially offset by increased deferred compensation expenses from prior-year awards.
Assets under management
As of the end of 2Q22, assets under management of CHF 427.0 billion were CHF 35.0 billion lower compared to the end of 1Q22, mainly reflecting unfavorable market movements. Net asset outflows of CHF 6.1 billion were driven by outflows from traditional investments, primarily related to outflows in fixed income and index solutions, and alternative investments, primarily related to outflows in credit and commodities, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. We have suffered and may continue to suffer reputational harm attributable, at least in part, to recent events, which, together with the declining market environment, has contributed to a slowdown in net new asset generation and is expected to continue to negatively affect our ability to generate net new assets.
Assets under management
	in / end of			% change		in / end of			% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21		YoY
Assets under management (CHF billion)
Traditional investments	261.7	291.5	303.0	(10.2)	(13.6)	261.7	303.0		(13.6)
Alternative investments	111.2	116.9	117.4	(4.9)	(5.3)	111.2	117.4		(5.3)
Investments and partnerships	54.1	53.6	51.0	0.9	6.1	54.1	51.0		6.1
Assets under management	427.0	462.0	471.4	(7.6)	(9.4)	427.0	471.4		(9.4)
Average assets under management	449.9	467.8	460.9	(3.8)	(2.4)	458.8	455.7		0.7
Assets under management by currency (CHF billion)
USD	105.1	114.0	128.0	(7.8)	(17.9)	105.1	128.0		(17.9)
EUR	46.4	52.9	59.0	(12.3)	(21.4)	46.4	59.0		(21.4)
CHF	215.4	234.7	229.2	(8.2)	(6.0)	215.4	229.2		(6.0)
Other	60.1	60.4	55.2	(0.5)	8.9	60.1	55.2		8.9
Assets under management	427.0	462.0	471.4	(7.6)	(9.4)	427.0	471.4		(9.4)
Growth in assets under management (CHF billion)
Net new assets [1]	(6.1)	(0.6)	1.3	–	–	(6.7)	11.6		–
Other effects	(28.9)	(14.2)	12.1	–	–	(43.1)	19.5		–
of which market movements	(30.3)	(15.0)	14.2	–	–	(45.3)	19.7		–
of which foreign exchange	1.4	1.7	(2.1)	–	–	3.1	10.1		–
of which other	0.0	(0.9)	0.0	–	–	(0.9)	(10.3)	[2]	–
Growth/(decrease) in assets under management	(35.0)	(14.8)	13.4	–	–	(49.8)	31.1		–
Growth in assets under management (annualized) (%)
Net new assets	(5.3)	(0.5)	1.1	–	–	(2.8)	5.3		–
Other effects	(25.0)	(11.9)	10.6	–	–	(18.1)	8.8		–
Growth/(decrease) in assets under management (annualized)	(30.3)	(12.4)	11.7	–	–	(20.9)	14.1		–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(0.8)	0.8	5.4	–	–	–	–		–
Other effects	(8.6)	0.1	5.8	–	–	–	–		–
Growth/(decrease) in assets under management (rolling four-quarter average)	(9.4)	0.9	11.2	–	–	–	–		–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Corporate Center
In 2Q22, we reported a loss before taxes of CHF 393 million compared to CHF 506 million in 2Q21 and CHF 719 million in 1Q22.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
2Q22 results
In 2Q22, we reported a loss before taxes of CHF 393 million compared to a loss before taxes of CHF 506 million in 2Q21 and CHF 719 million in 1Q22. Negative net revenues of CHF 91 million in 2Q22 were primarily driven by negative treasury results. Total operating expenses of CHF 302 million were primarily driven by litigation provisions of CHF 243 million.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Treasury results	(155)	(254)	(116)	(39)	34	(409)	13	–
Asset Resolution Unit	22	39	(43)	(44)	–	61	(76)	–
Other	42	42	65	0	(35)	84	143	(41)
Net revenues	(91)	(173)	(94)	(47)	(3)	(264)	80	–
Provision for credit losses	0	(1)	0	100	–	(1)	(10)	(90)
Compensation and benefits	5	55	122	(91)	(96)	60	157	(62)
General and administrative expenses	297	486	269	(39)	10	783	371	111
Commission expenses	(1)	7	19	–	–	6	37	(84)
Restructuring expenses	1	(1)	2	–	(50)	0	(1)	100
Total other operating expenses	297	492	290	(40)	2	789	407	94
Total operating expenses	302	547	412	(45)	(27)	849	564	51
Income/(loss) before taxes	(393)	(719)	(506)	(45)	(22)	(1,112)	(474)	135
of which Asset Resolution Unit	(7)	10	(79)	–	(91)	3	(147)	–
Balance sheet statistics (CHF million)
Total assets	44,481	55,529	52,482	(20)	(15)	44,481	52,482	(15)
Risk-weighted assets	50,398	48,780	47,526	3	6	50,398	47,526	6
Leverage exposure	48,298	58,384	57,159	(17)	(16)	48,298	57,159	(16)

Reconciliation of adjustment items
	Corporate Center
in	2Q22	1Q22	2Q21	6M22	6M21
Results (CHF million)
Net revenues	(91)	(173)	(94)	(264)	80
Provision for credit losses	0	(1)	0	(1)	(10)
Total operating expenses	302	547	412	849	564
Restructuring expenses	(1)	1	(2)	0	1
Major litigation provisions	(227)	(423)	(208)	(650)	(223)
Adjusted total operating expenses	74	125	202	199	342
Income/(loss) before taxes	(393)	(719)	(506)	(1,112)	(474)
Adjusted income/(loss) before taxes	(165)	(297)	(296)	(462)	(252)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 2Q22, we reported RWA of CHF 50.4 billion, an increase of CHF 1.6 billion compared to the end of 1Q22, primarily driven by the foreign exchange impact. Leverage exposure was CHF 48.3 billion as of the end of 2Q22, a decrease of CHF 10.1 billion compared to the end of 1Q22, mainly due to an accounting change and a decrease in our centrally held balance of HQLA.
Results details
Net revenues
In 2Q22, we reported negative net revenues of CHF 91 million compared to negative net revenues of CHF 94 million in 2Q21 and CHF 173 million in 1Q22.
Negative treasury results of CHF 155 million in 2Q22 primarily reflected losses of CHF 69 million relating to fair value money market instruments, losses of CHF 66 million with respect to structured notes volatility and losses of CHF 19 million relating to fair value option volatility on own debt. In 2Q21, negative treasury results of CHF 116 million primarily reflected losses of CHF 63 million relating to hedging volatility and losses of CHF 52 million with respect to structured notes volatility. In 1Q22, negative treasury results of CHF 254 million primarily reflected losses of CHF 77 million relating to hedging volatility, losses of CHF 58 million relating to fair value option volatility on own debt, losses of CHF 50 million with respect to structured notes volatility, losses of CHF 38 million relating to fair value money market instruments and losses of CHF 30 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs.
In the Asset Resolution Unit, we reported net revenues of CHF 22 million in 2Q22 compared to negative net revenues of CHF 43 million in 2Q21 and net revenues of CHF 39 million in 1Q22. Compared to 2Q21, the movement was driven by higher revenues from portfolio assets and lower asset funding costs. Compared to 1Q22, the movement was driven by lower revenues from portfolio assets and higher asset funding costs.
In 2Q22, other revenues of CHF 42 million decreased CHF 23 million compared to 2Q21, mainly reflecting the negative valuation impact from long-dated legacy deferred compensation and retirement programs, partially offset by the elimination of gains from trading in own shares. Compared to 1Q22 other revenues were stable.
Total operating expenses
Total operating expenses of CHF 302 million decreased CHF 110 million compared to 2Q21, mainly reflecting a decrease in compensation and benefits, partially offset by an increase in general and administrative expenses. Compensation and benefits decreased CHF 117 million, mainly driven by decreases in deferred compensation expenses from prior-year awards and expenses for long-dated legacy deferred compensation and retirement programs. General and administrative expenses of CHF 297 million increased CHF 28 million, reflecting higher litigation provisions. 2Q22 included litigation provisions of CHF 243 million, mainly related to legacy legal matters, compared to CHF 223 million in 2Q21.
Compared to 1Q22, total operating expenses decreased CHF 245 million, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses decreased CHF 189 million, mainly reflecting lower litigation provisions. 1Q22 included litigation provisions of CHF 435 million, mainly legacy litigation provisions in connection with mortgage-related matters. Compensation and benefits decreased CHF 50 million, mainly driven by decreases in deferred compensation expenses from prior-year awards and in discretionary compensation expenses.

Asset Resolution Unit
	in / end of			% change		in / end of		% change
	2Q22	1Q22	2Q21	QoQ	YoY	6M22	6M21	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	46	61	3	(25)	–	107	17	–
Asset funding costs	(24)	(22)	(46)	9	(48)	(46)	(93)	(51)
Net revenues	22	39	(43)	(44)	–	61	(76)	–
Provision for credit losses	0	(1)	0	100	–	(1)	(1)	0
Compensation and benefits	15	15	19	0	(21)	30	38	(21)
General and administrative expenses	13	14	16	(7)	(19)	27	31	(13)
Commission expenses	1	1	1	0	0	2	3	(33)
Total other operating expenses	14	15	17	(7)	(18)	29	34	(15)
Total operating expenses	29	30	36	(3)	(19)	59	72	(18)
Income/(loss) before taxes	(7)	10	(79)	–	(91)	3	(147)	–
Balance sheet statistics (CHF million)
Total assets	9,995	9,982	11,631	0	(14)	9,995	11,631	(14)
Risk-weighted assets (USD) [1]	6,021	6,845	8,037	(12)	(25)	6,021	8,037	(25)
Leverage exposure (USD)	15,279	15,765	18,649	(3)	(18)	15,279	18,649	(18)
1 Risk-weighted assets excluding operational risk were USD 5,403 million, USD 6,227 million and USD 7,047 million as of the end of 2Q22, 1Q22 and 2Q21, respectively.

Assets under management
As of the end of 2Q22 assets under management were CHF 1,453.9 billion, 6.5% lower compared to the end of 1Q22 with net asset outflows of CHF 7.7 billion in 2Q22.
Assets under management, client assets and net new assets
	end of			% change
	2Q22	1Q22	2Q21	QoQ	YoY
Assets under management (CHF billion)
Wealth Management	661.5	707.0	769.4	(6.4)	(14.0)
Swiss Bank	544.5	582.5	588.2	(6.5)	(7.4)
Asset Management	427.0	462.0	471.4	(7.6)	(9.4)
Assets managed across businesses [1]	(179.1)	(196.6)	(197.0)	(8.9)	(9.1)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)
of which discretionary assets	478.8	514.0	524.3	(6.8)	(8.7)
of which advisory assets	975.1	1,040.9	1,107.7	(6.3)	(12.0)
Client assets (CHF billion) [2]
Wealth Management	880.4	942.7	1,048.4	(6.6)	(16.0)
Swiss Bank	664.1	707.9	711.6	(6.2)	(6.7)
Asset Management	427.0	462.0	471.4	(7.6)	(9.4)
Assets managed across businesses	(179.1)	(196.6)	(197.0)	(8.9)	(9.1)
Client assets	1,792.4	1,916.0	2,034.4	(6.5)	(11.9)
in	2Q22	1Q22	2Q21	6M22	6M21
Net new assets (CHF billion)
Wealth Management	(1.4)	4.8	(6.5)	3.4	8.0
Swiss Bank	(1.6)	6.0	0.7	4.4	4.5
Asset Management [3]	(6.1)	(0.6)	1.3	(6.7)	11.6
Assets managed across businesses [1]	1.4	(2.3)	(0.2)	(0.9)	(0.4)
Net new assets	(7.7)	7.9	(4.7)	0.2	23.7
1 Represents assets managed by Asset Management for the other businesses.
2
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

3 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
2Q22 results
As of the end of 2Q22, assets under management of CHF 1,453.9 billion decreased CHF 101.0 billion compared to the end of 1Q22. The decrease was driven by unfavorable market movements, structural effects and net asset outflows of CHF 7.7 billion, partially offset by foreign exchange-related movements. Structural effects included certain de-risking measures, outflows and reclassifications of CHF 7.2 billion related to the sanctions imposed in connection with the Russian invasion of Ukraine.
Net asset outflows of CHF 7.7 billion in 2Q22 mainly reflected outflows across the following businesses. Net asset outflows of CHF 6.1 billion in Asset Management were driven by outflows from traditional investments, primarily related to outflows in fixed income and index solutions, and alternative investments, primarily related to outflows in credit and commodities, partially offset by inflows from investments and partnerships, primarily related to an emerging markets joint venture. Net asset outflows of CHF 1.6 billion in Swiss Bank were mainly driven by outflows in the institutional clients business. Net asset outflows of CHF 1.4 billion in Wealth Management reflected outflows mainly from the Middle East and European businesses, including client deleveraging, partially offset by inflows from the Asia Pacific and Latin American businesses.
> Refer to “Wealth Management”, “Swiss Bank” and “Asset Management” for further information.

Assets under management and net new assets by region
	end of			% change
	2Q22	1Q22	2Q21	QoQ	YoY
Assets under management (CHF billion)
Switzerland	951.9	1,030.0	1,046.1	(7.6)	(9.0)
EMEA	274.5	300.2	337.5	(8.6)	(18.7)
Asia Pacific	260.3	266.2	288.3	(2.2)	(9.7)
Americas	146.3	155.1	157.1	(5.7)	(6.9)
Assets managed across regions	(179.1)	(196.6)	(197.0)	(8.9)	(9.1)
Assets under management	1,453.9	1,554.9	1,632.0	(6.5)	(10.9)
in	2Q22	1Q22	2Q21	6M22	6M21
Net new assets (CHF billion)
Switzerland	(6.0)	10.0	1.6	4.0	12.9
EMEA	(3.1)	0.2	(1.9)	(2.9)	4.8
Asia Pacific	2.3	2.5	(7.0)	4.8	0.9
Americas	(2.3)	(2.5)	2.8	(4.8)	5.5
Assets managed across regions	1.4	(2.3)	(0.2)	(0.9)	(0.4)
Net new assets	(7.7)	7.9	(4.7)	0.2	23.7

Additional financial metrics
Balance sheet
As of the end of 2Q22, total assets of CHF 727.4 billion decreased 2% compared to 1Q22, reflecting lower operating activities, partially offset by a positive foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 20.8 billion.
Litigation
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.6 billion as of the end of 2Q22.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 45.8 billion as of the end of 2Q22 compared to CHF 44.4 billion as of the end of 1Q22. Total shareholders’ equity’ was positively impacted by gains on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments and an increase in the share-based compensation obligation, partially offset by a net loss attributable to shareholders, dividends paid and losses in cash flow hedges.
Liquidity coverage ratio
Our average liquidity coverage ratio was 191% as of the end of 2Q22, a decrease compared to 196% at the end of 1Q22. The ratio reflects a continued conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
Net Stable Funding Ratio
The net stable funding ratio was 132% as of the end of 2Q22 compared to 128% as of the end of 1Q22.
Capital metrics
The CET1 ratio was 13.5% as of the end of 2Q22 compared to 13.8% as of the end of 1Q22. The tier 1 ratio was 19.2% as of the end of 2Q22 compared to 19.5% as of the end of 1Q22. The total capital ratio was 19.4% as of the end of 2Q22 compared to 19.7% as of the end of 1Q22.
CET1 capital was CHF 37.0 billion as of the end of 2Q22, a 2% decrease compared to CHF 37.7 billion as of the end of 1Q22, mainly due to the net loss attributable to shareholders, partially offset by a positive foreign exchange impact and a regulatory adjustment of deferred tax assets on net operating losses. Additional tier 1 capital was CHF 15.7 billion as of the end of 2Q22, stable compared to the end of 1Q22. Total eligible capital was CHF 53.2 billion as of the end of 2Q22, stable compared to the end of 1Q22.
RWA were CHF 274.4 billion as of the end of 2Q22, stable compared the end of 1Q22, as the foreign exchange impact was offset by movements in risk levels and internal model and parameter updates, mainly in the Investment Bank.
Leverage metrics
The BIS tier 1 leverage ratio was 6.1% as of the end of 2Q22, with a BIS CET1 component of 4.3%.
BIS capital and leverage metrics
end of	2Q22	1Q22	4Q21
Capital metrics
Risk-weighted assets (CHF billion)	274.4	273.0	267.8
CET1 ratio (%)	13.5	13.8	14.4
Tier 1 ratio (%)	19.2	19.5	20.3
Total capital ratio (%)	19.4	19.7	20.5
Leverage metrics
Leverage exposure (CHF billion)	862.7	878.0	889.1
CET1 leverage ratio (%)	4.3	4.3	4.3
Tier 1 leverage ratio (%)	6.1	6.1	6.1
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.
The leverage exposure was CHF 862.7 billion as of the end of 2Q22, a 2% decrease compared to CHF 878.0 billion as of the end of 1Q22.
Credit Suisse AG – parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio decreased from 11.8% as of 1Q22 to 11.4% as of the end of 2Q22, primarily driven by net losses and an adverse foreign exchange impact, despite capital distributions from its UK participations.
In addition to the capital distributions already received in 2022, further significant capital distributions to the Bank parent company are expected from the US and UK participations by the end of 2022, subject to regulatory approval.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2021 for further information.

Important information
The Group has not finalized its 2Q22 Financial Report and the Group’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of quarter-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.
References to phase-in and look-through included herein refer to Basel requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2021, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports (including the Group 2Q22 Financial Report that is scheduled to be released on July 29, 2022). It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, US Securities and Exchange Commission (SEC) and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures, including earnings releases. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,049	37,713	38,529	(2)
Tier 1 capital	52,736	53,204	54,373	(1)
Total eligible capital	53,217	53,676	54,852	(1)
Risk-weighted assets	274,442	273,043	267,787	1
Capital ratios (%)
CET1 ratio	13.5	13.8	14.4	–
Tier 1 ratio	19.2	19.5	20.3	–
Total capital ratio	19.4	19.7	20.5	–
Eligible capital – Group
					% change
end of	2Q22	1Q22	4Q21		QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,842	44,442	43,954		3
Adjustments
Regulatory adjustments [1]	(175)	70	157		–
Goodwill [2]	(2,953)	(2,909)	(2,893)		2
Other intangible assets [2]	(49)	(49)	(50)		0
Deferred tax assets that rely on future profitability	(1,124)	(1,307)	(881)		(14)
Shortfall of provisions to expected losses	(249)	(254)	(220)		(2)
(Gains)/losses due to changes in own credit on fair-valued liabilities	(1,536)	1,065	2,144		–
Defined benefit pension assets [2]	(3,463)	(3,403)	(3,280)		2
Investments in own shares	(79)	(523)	(477)		(85)
Other adjustments [3]	835	581	75		44
Total adjustments	(8,793)	(6,729)	(5,425)		31
CET1 capital	37,049	37,713	38,529		(2)
High-trigger capital instruments (7% trigger)	11,223	11,135	11,399		1
Low-trigger capital instruments (5.125% trigger)	4,464	4,356	4,445		2
Additional tier 1 capital	15,687	15,491	15,844		1
Tier 1 capital	52,736	53,204	54,373		(1)
Tier 2 low-trigger capital instruments (5% trigger)	481	472	479		2
Tier 2 capital	481	472	479	[4]	2
Total eligible capital	53,217	53,676	54,852	[4]	(1)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, total eligible capital was CHF 55,074 million, including CHF 222 million of such instruments, and the total capital ratio was 20.6%.

2Q22 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	37,713
Net income/(loss) attributable to shareholders	(1,593)
Foreign exchange impact [1]	734
Regulatory adjustment of deferred tax assets relating to net operating losses	209
Other	(14)
Balance at end of period	37,049
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,491
Foreign exchange impact	498
Issuances	1,602
Redemptions	(1,439)
Other [2]	(465)
Balance at end of period	15,687
Tier 2 capital (CHF million)
Balance at beginning of period	472
Foreign exchange impact	17
Other	(8)
Balance at end of period	481
Eligible capital (CHF million)
Balance at end of period	53,217
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Primarily reflects valuation impacts.
Risk-weighted assets – Group
end of	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Group
2Q22 (CHF million)
Credit risk	42,020	53,912	64,345	6,422	18,796	185,495
Market risk	3,062	10,687	114	68	2,070	16,001
Operational risk	17,076	17,123	7,125	2,090	29,532	72,946
Risk-weighted assets	62,158	81,722	71,584	8,580	50,398	274,442
4Q21 (CHF million)
Credit risk	41,061	56,389	61,917	6,395	18,043	183,805
Market risk	2,899	11,524	88	69	1,775	16,355
Operational risk	16,014	16,400	6,759	1,982	26,472	67,627
Risk-weighted assets	59,974	84,313	68,764	8,446	46,290	267,787

Risk-weighted asset movement by risk type – Group
2Q22	Wealth Management	Investment Bank	Swiss Bank	Asset Management	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	40,780	56,687	63,550	6,017	18,175	185,209
Foreign exchange impact	347	1,381	212	150	350	2,440
Movements in risk levels	577	(4,277)	(67)	255	266	(3,246)
Model and parameter updates – internal [1]	1	14	502	0	5	522
Model and parameter updates – external [2]	315	107	148	0	0	570
Balance at end of period	42,020	53,912	64,345	6,422	18,796	185,495
Market risk (CHF million)
Balance at beginning of period	3,142	12,063	37	72	2,093	17,407
Foreign exchange impact	114	430	1	(12)	90	623
Movements in risk levels	(165)	(395)	78	12	(149)	(619)
Model and parameter updates – internal [1]	(29)	(1,411)	(2)	(4)	36	(1,410)
Balance at end of period	3,062	10,687	114	68	2,070	16,001
Operational risk (CHF million)
Balance at beginning of period	16,304	16,714	6,879	2,018	28,512	70,427
Foreign exchange impact	583	598	246	72	1,020	2,519
Movements in risk levels	189	(189)	0	0	0	0
Balance at end of period	17,076	17,123	7,125	2,090	29,532	72,946
Total (CHF million)
Balance at beginning of period	60,226	85,464	70,466	8,107	48,780	273,043
Foreign exchange impact	1,044	2,409	459	210	1,460	5,582
Movements in risk levels	601	(4,861)	11	267	117	(3,865)
Model and parameter updates – internal [1]	(28)	(1,397)	500	(4)	41	(888)
Model and parameter updates – external [2]	315	107	148	0	0	570
Balance at end of period	62,158	81,722	71,584	8,580	50,398	274,442
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	37,049	37,713	38,529	(2)
Tier 1 capital	52,736	53,204	54,373	(1)
Leverage exposure	862,737	878,023	889,137	(2)
Leverage ratios (%)
CET1 leverage ratio	4.3	4.3	4.3	–
Tier 1 leverage ratio	6.1	6.1	6.1	–

Swiss capital metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	37,049	37,713	38,529	(2)
Going concern capital	52,736	53,204	54,372	(1)
Gone concern capital	44,160	47,973	46,648	(8)
Total loss-absorbing capacity (TLAC)	96,896	101,177	101,020	(4)
Swiss risk-weighted assets	274,997	273,609	268,418	1
Swiss capital ratios (%)
Swiss CET1 ratio	13.5	13.8	14.4	–
Going concern capital ratio	19.2	19.4	20.3	–
Gone concern capital ratio	16.1	17.5	17.4	–
TLAC ratio	35.2	37.0	37.6	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
					% change
end of	2Q22	1Q22	4Q21		QoQ
Swiss capital (CHF million)
CET1 capital – BIS	37,049	37,713	38,529		(2)
Swiss CET1 capital	37,049	37,713	38,529		(2)
Additional tier 1 high-trigger capital instruments	11,223	11,135	11,398		1
Grandfathered additional tier 1 low-trigger capital instruments	4,464	4,356	4,445		2
Swiss additional tier 1 capital	15,687	15,491	15,843		1
Going concern capital	52,736	53,204	54,372		(1)
Bail-in debt instruments	41,753	45,612	44,251		(8)
Tier 2 low-trigger capital instruments	481	472	479		2
Tier 2 amortization component	1,926	1,889	1,918		2
Gone concern capital	44,160	47,973	46,648	[1]	(8)
Total loss-absorbing capacity	96,896	101,177	101,020		(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	274,442	273,043	267,787		1
Swiss regulatory adjustments [2]	555	566	631		(2)
Swiss risk-weighted assets	274,997	273,609	268,418		1
1
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, gone concern capital was CHF 46,897 million, including CHF 249 million of such instruments.

2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
				% change
end of	2Q22	1Q22	4Q21	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	37,049	37,713	38,529	(2)
Going concern capital	52,736	53,204	54,372	(1)
Gone concern capital	44,160	47,973	46,648	(8)
Total loss-absorbing capacity	96,896	101,177	101,020	(4)
Leverage exposure	862,737	878,023	889,137	(2)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.3	4.3	4.3	–
Going concern leverage ratio	6.1	6.1	6.1	–
Gone concern leverage ratio	5.1	5.5	5.2	–
TLAC leverage ratio	11.2	11.5	11.4	–
Rounding differences may occur.

Risk management value-at-risk (VaR)
Risk management VaR measures the Group’s risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2Q22
Average	18	37	39	3	31	(85)		43
Minimum	14	33	10	3	16	–	[2]	38
Maximum	28	42	49	4	39	–	[2]	49
End of period	24	38	48	3	37	(103)		47
1Q22
Average	14	44	26	3	30	(67)		50
Minimum	10	37	18	3	25	–	[2]	42
Maximum	19	49	29	7	34	–	[2]	59
End of period	19	42	25	3	26	(70)		45
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
USD million
2Q22
Average	19	38	40	3	32	(87)		45
Minimum	14	34	10	3	17	–	[2]	40
Maximum	29	46	51	4	39	–	[2]	51
End of period	25	39	51	3	39	(108)		49
1Q22
Average	15	47	28	3	32	(71)		54
Minimum	10	40	19	3	27	–	[2]	46
Maximum	21	52	31	8	37	–	[2]	64
End of period	21	46	27	3	28	(77)		48
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	2Q22	1Q22	2Q21	6M22	6M21
Consolidated statements of operations (CHF million)
Interest and dividend income	2,474	2,234	2,426	4,708	5,013
Interest expense	(1,279)	(775)	(1,010)	(2,054)	(1,943)
Net interest income	1,195	1,459	1,416	2,654	3,070
Commissions and fees	2,230	2,601	3,158	4,831	6,895
Trading revenues	41	(36)	153	5	1,964
Other revenues	179	388	376	567	748
Net revenues	3,645	4,412	5,103	8,057	12,677
Provision for credit losses	64	(110)	(25)	(46)	4,369
Compensation and benefits	2,392	2,458	2,356	4,850	4,563
General and administrative expenses	2,005	2,148	1,589	4,153	2,965
Commission expenses	254	298	325	552	654
Goodwill impairment	23	0	0	23	0
Restructuring expenses	80	46	45	126	70
Total other operating expenses	2,362	2,492	1,959	4,854	3,689
Total operating expenses	4,754	4,950	4,315	9,704	8,252
Income/(loss) before taxes	(1,173)	(428)	813	(1,601)	56
Income tax expense/(benefit)	419	(151)	566	268	40
Net income/(loss)	(1,592)	(277)	247	(1,869)	16
Net income/(loss) attributable to noncontrolling interests	1	(4)	(6)	(3)	15
Net income/(loss) attributable to shareholders	(1,593)	(273)	253	(1,866)	1
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.60)	(0.10)	0.10	(0.71)	0.00
Diluted earnings/(loss) per share	(0.60)	(0.10)	0.10	(0.71)	0.00

Consolidated balance sheets
end of	2Q22	1Q22	4Q21
Assets (CHF million)
Cash and due from banks	159,472	167,950	164,818
Interest-bearing deposits with banks	851	998	1,323
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,156	95,282	103,906
Securities received as collateral, at fair value	7,386	8,084	15,017
Trading assets, at fair value	101,095	106,971	111,141
Investment securities	739	809	1,005
Other investments	5,783	5,794	5,826
Net loans	285,573	287,682	291,686
Goodwill	2,974	2,931	2,917
Other intangible assets	340	307	276
Brokerage receivables	15,060	18,359	16,687
Other assets	43,936	44,387	41,231
Total assets	727,365	739,554	755,833
Liabilities and equity (CHF million)
Due to banks	23,616	18,891	18,965
Customer deposits	389,484	398,624	392,819
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,568	27,711	35,274
Obligation to return securities received as collateral, at fair value	7,386	8,084	15,017
Trading liabilities, at fair value	29,967	28,184	27,535
Short-term borrowings	20,145	17,399	19,393
Long-term debt	158,010	160,320	166,896
Brokerage payables	8,061	13,687	13,060
Other liabilities	23,062	21,978	22,644
Total liabilities	681,299	694,878	711,603
Common shares	106	106	106
Additional paid-in capital	34,631	35,114	34,938
Retained earnings	29,059	30,791	31,064
Treasury shares, at cost	(417)	(923)	(828)
Accumulated other comprehensive income/(loss)	(17,537)	(20,646)	(21,326)
Total shareholders' equity	45,842	44,442	43,954
Noncontrolling interests	224	234	276
Total equity	46,066	44,676	44,230

Total liabilities and equity	727,365	739,554	755,833

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q22 (CHF million)
Balance at beginning of period	106	35,114		30,791	(923)	(20,646)	44,442	234	44,676
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(12)	(12)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	2	2
Net income/(loss)	–	–		(1,593)	–	–	(1,593)	1	(1,592)
Total other comprehensive income/(loss), net of tax	–	–		–	–	3,109	3,109	–	3,109
Sale of treasury shares	–	(25)		–	3,367	–	3,342	–	3,342
Repurchase of treasury shares	–	–		–	(3,306)	–	(3,306)	–	(3,306)
Share-based compensation, net of tax	–	(316)		–	445	–	129	–	129
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Other	–	(2)		–	–	–	(2)	–	(2)
Balance at end of period	106	34,631		29,059	(417)	(17,537)	45,842	224	46,066
6M22 (CHF million)
Balance at beginning of period	106	34,938		31,064	(828)	(21,326)	43,954	276	44,230
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	8	8
Net income/(loss)	–	–		(1,866)	–	–	(1,866)	(3)	(1,869)
Total other comprehensive income/(loss), net of tax	–	–		–	–	3,789	3,789	2	3,791
Sale of treasury shares	–	(44)		–	8,049	–	8,005	–	8,005
Repurchase of treasury shares	–	–		–	(8,136)	–	(8,136)	–	(8,136)
Share-based compensation, net of tax	–	(121)		–	498	–	377	–	377
Dividends paid	–	(140)	[3]	(139)	–	–	(279)	(1)	(280)
Changes in scope of consolidation, net	–	–		–	–	–	–	(43)	(43)
Other	–	(2)		–	–	–	(2)	–	(2)
Balance at end of period	106	34,631		29,059	(417)	(17,537)	45,842	224	46,066
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of capital contribution reserves.

Earnings per share
in	2Q22	1Q22	2Q21	6M22	6M21
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(1,593)	(273)	253	(1,866)	1
Available for common shares	(1,593)	(273)	252	(1,866)	1
Available for mandatory convertible notes	–	–	1	–	–
Net income/(loss) attributable to shareholders for diluted earnings per share	(1,593)	(273)	253	(1,866)	1
Available for common shares	(1,593)	(273)	252	(1,866)	1
Available for mandatory convertible notes	–	–	1	–	–
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,646.5	2,617.9	2,453.9	2,632.2	2,450.3
Dilutive share options and warrants	0.0	0.0	0.8	0.0	0.6
Dilutive share awards	0.0	0.0	55.1	0.0	73.6
For diluted earnings per share available for common shares [1,2]	2,646.5	2,617.9	2,509.8	2,632.2	2,524.5
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	–	–	130.8	–	65.4
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.60)	(0.10)	0.10	(0.71)	0.00
Diluted earnings/(loss) per share available for common shares	(0.60)	(0.10)	0.10	(0.71)	0.00
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 12.4 million, 14.5 million, 9.6 million, 13.4 million and 8.1 million for 2Q22, 1Q22, 2Q21, 6M22 and 6M21, respectively.

2
Due to the net losses in 2Q22, 1Q22 and 6M22, 2.8 million, 0.8 million and 1.8 million, respectively, of weighted-average share options and warrants outstanding and 32.5 million, 64.8 million and 48.7 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.